SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                                (Amendment No. 2)

                                Arris Group, Inc.
                                -----------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    04269Q100
                                    ---------
                                 (CUSIP Number)

                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                            Brampton, Ontario L6T 5P6
                                 (905) 863-1103
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 2002
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 7 Pages)

CUSIP NO. 04269Q100                                           Page 2 of 7 Pages


------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Nortel Networks Corporation

------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                           (a)
                           (b)
         Not Applicable

------------------------------------------------------------------------------
3.       SEC USE ONLY


------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         OO

------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|


------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada
------------------------------------------------------------------------------

                                         7.       SOLE VOTING POWER
      NUMBER OF SHARES
    BENEFICIALLY OWNED BY                         37,000,000 shares
    EACH REPORTING PERSON                --------------------------------------
            WITH                         8.       SHARED VOTING POWER

                                                  0 shares
                                         -------------------------------------
                                         9.       SOLE DISPOSITIVE POWER

                                                  37,000,000 shares
                                         -------------------------------------
                                         10.      SHARED DISPOSITIVE POWER

                                                  0 shares

------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         37,000,000 shares
------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |_|
------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         45.2%
------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 04269Q100                                           Page 3 of 7 Pages

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D

     This Amendment No. 2 amends the Statement on Schedule 13D filed on August 13, 2001, by and on behalf of Nortel Networks Corporation with respect to its beneficial ownership of common stock, par value $.01 per share ("Arris Group Common Stock"), of Arris Group, Inc. (f/k/a Broadband Parent Corporation), a Delaware corporation ("Arris Group"), as amended by Amendment No. 1 to Schedule 13D filed on June 11, 2002 (as amended, the "Statement"). The Statement, as amended by this Amendment No. 2, is referred to herein as "Schedule 13D." The
Schedule 13D is filed to report that Nortel Networks LLC, Arris Group, and CIBC World Markets Corp. ("CIBC") and J.P. Morgan Securities Inc. ("J.P. Morgan"), as representatives of the several underwriters, entered into a firm commitment underwriting agreement with respect to the sale of 15,000,000 shares of Arris Group Common Stock by Nortel Networks. Capitalized terms used and not defined herein have the meanings set forth in the Statement.

Item 4. Purpose of Transaction.

     The fifth paragraph of Item 4 of the Statement is hereby deleted in its entirety and the following paragraphs shall be inserted after the fourth paragraph:

     On June 19, 2002,  Nortel  Networks  LLC,  Arris  Group,  and CIBC and J.P.
Morgan, as representatives of the several underwriters, entered into an underwriting agreement (the "Underwriting Agreement") pursuant to which Nortel Networks LLC has agreed to sell 15,000,000 shares of Arris Group Common Stock to the underwriters and has granted the underwriters an over-allotment option with respect to an additional 2,250,000 shares of Arris Group Common Stock (the "Offering"). Pursuant to the terms of the Underwriting Agreement and upon consummation of the Offering, the price at which Arris Group Common Stock will be sold to the public will be $4.71 per share, and Nortel Networks will receive proceeds from the sale of Arris Group Common Stock in the public offering of $4.4745 per share. Subject to certain customary closing conditions, it is anticipated that the Offering will close on June 25, 2002.

     Except as set forth in the Schedule 13D, the Arris LLC Operating Agreement, the S-3 Registration Statement, the Prospectus Supplement and the Underwriting Agreement, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 04269Q100                                           Page 4 of 7 Pages

Item 5. Interest in Securities of the Issuer.

     Item 5(c) of the Statement is hereby amended and restated to read in its entirety as follows:

     (c) Except as described in the Schedule 13D, neither Nortel Networks Corporation, nor to the best of Nortel Networks Corporation's knowledge, any of the individuals named in Schedule I hereto has effected any transaction in Arris Group Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of Arris Group.

     The paragraph describing the Lock-Up Agreement in Item 6 of the Statement is hereby amended and restated to read in its entirety as follows:

     The Lock-Up Agreement. On June 7, 2002, Nortel Networks and Liberty ANTC, Inc. ("Liberty") entered into a Lock-Up Agreement (the "Lock-Up Agreement") pursuant to which each party has agreed not to exercise its registration rights or sell any shares of Arris Group Common Stock pursuant to Rule 144 of the Securities Act, during the Restricted Period (as defined below), excluding in the case of Nortel Networks the shares of Arris Group Common Stock sold by it in the Offering. If Nortel Networks sells any shares of Arris Group Common Stock registered pursuant to the S-3 Registration Statement and not sold in the Offering, the buyer of such shares would be bound by the limitations in the Lock-Up Agreement. During the Restricted Period and after the expiration of the 90-day lock-up in the Underwriting Agreement (described below), Nortel Networks may sell its remaining shares of Arris Group Common Stock only in a private transaction. The "Restricted Period" commences on the consummation of a firm commitment underwritten public offering pursuant to the S-3 Registration Statement on or before June 30, 2002 and expires on the earlier of July 31, 2003 and thirty days after the completion of both of the following: (i) the refinancing, redemption or maturity of at least 66% of the original principal amount of those certain 4 1/2% Convertible Subordinated Notes made by Arris Group due May 15, 2003, and (ii) the redemption by Arris LLC of at least 66% of the original principal amount of Nortel Networks' New Membership Interest plus accrued dividends. A copy of the Lock-Up Agreement is filed as Exhibit 6 to the Statement and incorporated herein by reference.

     The last two paragraphs of Item 6 of the Statement are hereby deleted in their entirety and the following paragraphs shall be inserted in place thereof:

     Underwriting Agreement. On June 19, 2002, Nortel Networks LLC, Arris Group, and CIBC and J.P. Morgan, as representatives of the several underwriters set forth in Schedule I thereto, entered into the Underwriting Agreement pursuant to which Nortel Networks LLC has agreed to sell 15,000,000 shares of Arris Group Common Stock to the underwriters and has granted the underwriters an over-allotment option with respect to an additional 2,250,000 shares of Arris Group Common Stock. Pursuant to the terms of the Underwriting Agreement and upon consummation of the Offering, the price at which the Arris Group Common Stock will be sold to the public will be $4.71 per share, and Nortel Networks will receive proceeds from the sale of

CUSIP NO. 04269Q100                                           Page 5 of 7 Pages


Arris Group Common Stock in the public offering of $4.4745 per share. Subject to certain customary closing conditions, it is anticipated that the Offering will close on June 25, 2002.

     The  Underwriting  Agreement  provides,  among  other  things,  that Nortel
Networks LLC shall not, for a period of 90 days after the date of the Underwriting Agreement, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Arris Group Common Stock or any securities convertible into or exercisable or exchangeable for Arris Group Common Stock other than as a bona fide gift or bona fide gifts; provided, however, that the recipient of such bona fide gift or gifts shall execute and be bound by the terms of a lock-up agreement, substantially in the form attached as Exhibit A thereto, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Arris Group Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Arris Group Common Stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of Arris Group Common Stock or any security convertible into or exercisable or exchangeable for Arris Group Common Stock without the prior written consent of CIBC and J.P. Morgan, in each case other than (y) the shares of Arris Group Common Stock to be sold pursuant to the Underwriting Agreement, and (z) any shares of Arris Group Common Stock sold by Nortel Networks to Arris Group. Notwithstanding the foregoing, Nortel Networks LLC shall be entitled to have its membership interest in Arris LLC redeemed by Arris LLC pursuant to the terms of the Option Agreement. Pursuant to the Underwriting Agreement, Arris Group and Nortel Networks have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. A copy of the Underwriting Agreement is filed as Exhibit 8 to the Schedule 13D and incorporated herein by reference.

     The foregoing summaries of the Reorganization Agreement, the Investor Rights Agreement, the Arris LLC Operating Agreement, the Registration Rights Agreement, the Lock-Up Agreement, the Option Agreement and the Underwriting Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements incorporated by reference herein.

     Except as provided in the Reorganization Agreement, the Investor Rights Agreement, the Arris LLC Operating Agreement, the Registration Rights Agreement, the Lock-Up Agreement, the Option Agreement or the Underwriting Agreement or as set forth in the Schedule 13D, neither Nortel Networks Corporation nor, to the best of Nortel Networks Corporation's knowledge, any of the individuals named in
Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Arris Group, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP NO. 04269Q100                                           Page 6 of 7 Pages


Item 7. Material To Be Filed as Exhibits.

     Item 7 of the Statement is hereby amended to include the following paragraph:

Exhibit 8-- Underwriting Agreement, dated as of June 19, 2002, among Nortel Networks LLC, Arris Group, Inc. and CIBC World Markets Corp. and J.P. Morgan Securities Inc., as representatives of the several underwriters named in Schedule I thereto (incorporated herein by reference to Exhibit 1.1 to Form 8-K (File No. 001-16631), filed by Arris Group, Inc. on June 20, 2002).

CUSIP NO. 04269Q100                                           Page 7 of 7 Pages

                                   SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: June 21, 2002                   NORTEL NETWORKS CORPORATION



                                      By:      /s/ Katharine B. Stevenson
                                               -------------------------------
                                               Katharine B. Stevenson
                                               Treasurer

                                      By:      /s/ John M. Doolittle
                                               -------------------------------
                                               John M. Doolittle
                                               Assistant Treasurer